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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2025 and 2024	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2025 and 2024	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2025	13

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Wealth Accumulation Benefits Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

/s/ CohnReznick LLP

Parsippany, New Jersey

June 25, 2026

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

ASSETS	2025	2024
Investments, at fair value	$900,650,384	$763,742,143
Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	143,074,096	187,674,236
Total investments	1,043,724,480	951,416,379
Receivables:
Notes receivable from participants	3,924,951	3,696,579
Employer contributions	18,807,783	20,674,662
Totals	22,732,734	24,371,241
Net assets available for benefits	$1,066,457,214	$975,787,620

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$96,350,980	$82,438,594
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment and dividend income (loss)	(35,013,519)	21,995,772
Dividend and interest income	27,316,585	15,485,786
Totals	88,654,046	119,920,152
Contributions:
Employee	32,481,363	31,317,018
Employer	32,376,877	33,349,421
Totals	64,858,240	64,666,439
Interest income on notes receivable from participants	311,793	255,304
Other additions	112,765	129,552
Totals	424,558	384,856
Total additions	153,936,844	184,971,447
Deductions from net assets attributable to:
Distributions to participants	63,621,303	69,736,729
Administrative expenses	263,124	401,316
Total deductions	63,884,427	70,138,045
Net increase in Plan assets before transfers	90,052,417	114,833,402
Transfers from other plans, net	617,177	1,269,977
Net increase in Plan assets after transfers	90,669,594	116,103,379
Net assets available for benefits:
Beginning of year	975,787,620	859,684,241
End of year	$1,066,457,214	$975,787,620

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description ("SPD") for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions, employer matching contributions as well as a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All United States salaried employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Effective August 1, 2024, the Plan was amended to increase the cash-out limit from $5,000 to $7,000 and increase the maximum automatic escalator percentage to 15%, in accordance with the SECURE 2.0 Act of 2022.

On December 4, 2024, the Plan was amended in accordance with the SECURE 2.0 Act of 2022 to allow participants ages 60 through 63, as of the end of the plan year, to make enhanced catch-up contributions. This amendment is effective for plan years beginning on or after January 1, 2025.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participant contributions are matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. An automatic escalation feature will increase participants’ pre-tax contributions one percentage point each year up to a maximum of 10% of eligible compensation, increased to 15% as of August 1, 2024. Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation. Highly compensated employees are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

All new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date retirement fund nearest the participant’s 65th birthday. Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1%, that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3% of eligible compensation, with the first 1% of eligible compensation invested in the Company stock fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

IRA. For the years ended December 31, 2025 and 2024, employee contributions included $6,109,818 and $6,273,577 of rollovers, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company matching and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65) or death.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum, cash payment, installment payments or as a rollover contribution to a qualified plan or individual retirement account. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 73.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $1,791,135 and $1,936,362 for such forfeitures during the years ended December 31, 2025 and 2024, respectively. The amount in the forfeitures account was $1,908,302 and $2,011,908 as of December 31, 2025 and 2024, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans (“Master Trust”) which is held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”). Each participating retirement plan has a divided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and Wealth Accumulation Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

Contributions:

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

New accounting pronouncement:

There have been no accounting pronouncements issued but not yet adopted which are expected to have a material impact on the Plan’s financial statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds, a money market fund, and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
quoted prices for similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices that are observable for the asset or liability; and
•
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Common Stock Fund: The Common Stock Fund is tracked on a unitized basis. The Common Stock Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Master Trust with Company Stock Cash Fund sufficient to meet the Fund’s daily cash needs. The Common Stock Fund is unitized to allow for daily trades. The value of the unit reflects the combined market value of the Company’s common stock and the cash investments held by the Common Stock Fund. As of December 31, 2025, 2,727,819 units were outstanding with a unitized value of approximately $52.45 per unit. As of December 31, 2024, 2,866,568 units were outstanding with a unitized value of approximately $65.47 per unit. The market value of the Company’s Class A common stock as of December 31, 2025 and 2024 was $83.85 and $104.71, respectively. For the year ended December 31, 2025, the Plan purchased and sold $7,646,263 and $15,468,522 of the Company’s common stock, respectively. For the year ended December 31, 2024, the Plan purchased and sold $6,477,859 and $24,111,688 of the Company’s common stock, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2025 and 2024:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2025
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
JPMorgan Chase Bank Large Cap Growth Fund; CF-A Class	$103,013,795	None	Immediate	None	None
MFS Mid Cap Growth Fund	$20,966,523	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$46,241,716	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust I	$15,279,799	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust I	$35,817,741	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust I	$42,334,165	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust I	$71,416,042	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust I	$58,649,294	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust I	$63,934,834	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust I	$60,002,454	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust I	$40,905,312	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust I	$22,965,389	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust I	$5,786,068	None	Immediate	None	None
Vanguard Target Retirement 2070 Trust I	$474,415	None	Immediate	None	None
Vanguard Target Retirement Income Trust I	$8,441,262	None	Immediate	None	None
Vanguard Target Retirement Income And Growth Trust I	$311,013	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MFS Mid Cap Growth Fund	$21,637,803	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$49,644,388	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust II	$15,805,926	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust II	$35,099,380	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust II	$34,175,564	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust II	$57,344,525	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust II	$44,770,353	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust II	$50,445,484	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust II	$44,423,475	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust II	$30,254,697	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust II	$15,743,635	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust II	$3,629,313	None	Immediate	None	None
Vanguard Target Retirement 2070 Trust II	$143,546	None	Immediate	None	None
Vanguard Target Retirement Income Trust II	$7,847,514	None	Immediate	None	None
Vanguard Target Retirement Income And Growth Trust II	$143,899	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 8).

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

2025	Level 1	Level 2	Level 3	Total
Mutual funds	$301,753,250	$-	$-	$301,753,250
Money market fund	2,357,312	-	-	2,357,312
Total assets in the fair value hierarchy	304,110,562	-	-	304,110,562
Investments measured at net asset value(a)	-	-	-	596,539,822
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$304,110,562	$-	$-	$900,650,384

2024	Level 1	Level 2	Level 3	Total
Mutual funds	$350,083,902	$-	$-	$350,083,902
Money market fund	2,548,739	-	-	2,548,739
Total assets in the fair value hierarchy	352,632,641	-	-	352,632,641
Investments measured at net asset value(a)	-	-	-	411,109,502
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$352,632,641	$-	$-	$763,742,143

(a)
In accordance with FASB ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 8 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees.

The following table summarizes investment balances for the Plan's interest in the Master Trust, as well as total investments in the Master Trust as of December 31, 2025 and 2024:

	Total Master Trust Assets		Plan's Interest in Master Trust
	2025	2024	2025	2024
Investments, at fair value:
Church & Dwight Company Stock Fund	$182,136,256	$242,137,926	$143,074,096	$187,674,236
Total investments	$182,136,256	$242,137,926	$143,074,096	$187,674,236

The following are the changes in net assets for the Master Trust for the years ended December 31, 2025 and 2024:

	2025	2024
Net (depreciation) appreciation in fair value of investments	$(47,730,527)	$25,640,693
Interest and dividends	2,681,008	2,778,547
Net investment (loss) income	(45,049,519)	28,419,240
Net transfers	(14,952,151)	(26,698,791)
(Decrease) Increase in net assets	(60,001,670)	1,720,449
Net assets:
Beginning of year	242,137,926	240,417,477
End of year	$182,136,256	$242,137,926

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (Level 1) as described in Note 7.

Note 9 - Subsequent events:

The Plan has evaluated subsequent events through June 25, 2026, which is the date the financial statements were issued, and has determined that no significant events occurred after December 31, 2025 that would have a material impact on its financial statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2025

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$17,508,199	$19,340,926
John Hancock Disciplined Value Mid Cap Fund	Mutual Fund	18,331,848	16,912,866
PIMCO Total Return Institutional Fund	Mutual Fund	22,792,436	20,842,648
T. Rowe Price Small Cap Value I Class Fund	Mutual Fund	14,418,057	15,462,550
*Vanguard Equity Income Fund	Mutual Fund	22,870,989	24,506,176
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	14,242,795	22,567,386
*Vanguard Federal Money Market	Money Market	2,357,312	2,357,312
*Vanguard Institutional Index Fund Institutional Plus Shares	Mutual Fund	115,640,154	118,724,880
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	19,669,364	18,997,799
*Vanguard Total International Stock Index Fund	Mutual Fund	12,774,731	15,898,377
*Vanguard Wellington Fund	Mutual Fund	26,982,895	28,499,642
JPMorgan Chase Bank Large Cap Growth Fund; CF-A Class	Collective Trust	103,143,666	103,013,795
MFS Mid Cap Growth Fund	Collective Trust	16,453,538	20,966,523
*Vanguard Retirement Savings Trust III	Collective Trust	46,241,716	46,241,716
*Vanguard Target Retirement 2020 Trust I	Collective Trust	13,794,109	15,279,799
*Vanguard Target Retirement 2025 Trust I	Collective Trust	31,804,875	35,817,741
*Vanguard Target Retirement 2030 Trust I	Collective Trust	37,342,025	42,334,165
*Vanguard Target Retirement 2035 Trust I	Collective Trust	62,229,565	71,416,042
*Vanguard Target Retirement 2040 Trust I	Collective Trust	50,800,797	58,649,294
*Vanguard Target Retirement 2045 Trust I	Collective Trust	54,772,791	63,934,834
*Vanguard Target Retirement 2050 Trust I	Collective Trust	51,066,135	60,002,454
*Vanguard Target Retirement 2055 Trust I	Collective Trust	34,838,622	40,905,312
*Vanguard Target Retirement 2060 Trust I	Collective Trust	19,562,365	22,965,389
*Vanguard Target Retirement 2065 Trust I	Collective Trust	4,959,345	5,786,068
*Vanguard Target Retirement 2070 Trust I	Collective Trust	388,276	474,415
*Vanguard Target Retirement Income Trust I	Collective Trust	7,663,410	8,441,262
*Vanguard Target Retirement Income And Growth Trust I	Collective Trust	289,050	311,013
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 9.5%)	Loan	-	3,924,951
Totals		$822,939,065	$904,575,335

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Date: June 25, 2026	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer